

November 12, 2014

<u>Via E-mail</u>
Michael Krawitz
Chief Legal and Financial Officer
VeriTeq Corporation
220 Congress Park Drive, Suite 200
Delray Beach, FL 33445

      Re: VeriTeq Corporation
              Preliminary Proxy on Schedule 14A
              Filed November 4, 2014
              File No. 000-26020

Dear Mr. Krawitz:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Proposal 2</u>

<u>Approval and Adoption of an Amended and Restated Certificate of Incorporation to Increase the Total Number of Authorized Shares of the Company's Common Stock from 500 Million Shares to 10 Billion Shares, page 24</u>

1. We note the disclosure in your share capitalization table on pages 24 and 25 that you currently have warrants outstanding with an exercise price of $0.00114 that are convertible to 2,579,535,905 shares of common stock. However, on page 12 of your disclosure you state that those shares at that exercise price are convertible to 747,368,421 shares. Please explain the reason for the difference in the two values and revise your disclosure as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Emily Drazan, Attorney-Adviser, at (202) 551-3208, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director